WHITEHORSE FINANCE, INC.

1450 BRICKELL AVENUE, 31ST FLOOR
MIAMI, FLORIDA 33131

December 15, 2025

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549

Re:	WhiteHorse Finance, Inc. File Number 814-00967

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), WhiteHorse Finance, Inc., a Delaware corporation (the “Company”) (File No. 814-00967), has today filed the following documents:

1.	a copy of the Company’s fidelity bond (the “Bond”), including a statement as to the period for which the premium has been paid (attached as Exhibit 1); and

2.	a certified copy of the resolutions of the board of directors of the Company, including a majority of directors who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Company, approving the form and amount of the Bond (attached as Exhibit 2).

Very truly yours,

WhiteHorse Finance, Inc.

By:	/s/ Joyson C. Thomas
Name: Joyson C. Thomas
Title: Chief Financial Officer